



10016072



ADITYA BIRLA
GRASIM

082-03322

19th July, 2010

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Saturday, the 31st July, 2010 inter alia to consider and approve the unaudited financial results (provisional) of the Company for the quarter ended 30th June, 2010.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

Grasim Industries Limited
Aditya Birla Centre, 'A' Wing, 2nd Floor,
S.K. Ahirě Marg, Worli, Mumbai 400 030. India

Telephone +91 22 .66525000, 24995000
Fax +91 22 66525114, 24995114

Website www.grasim.com
E-mail grasimcfd@adityabirla.com